UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Central European Media Enterprises Ltd.
(Name of Issuer)

Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)

G20045103
(CUSIP Number)

Ronald S. Lauder
767 Fifth Avenue, Suite 4200
New York, New York 10153
(212) 572-4090
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 26, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

Page 1 of 14 Pages

CUSIP NO. G20045103

1.	Names of Reporting Persons	Ronald S. Lauder
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

	7.	Sole Voting Power	75,500
Number of
Shares	8.	Shared Voting Power	6,372,839
Beneficially
Owned by Each	9.	Sole Dispositive Power	75,500
Reporting
Person With	10.	Shared Dispositive Power	6,372,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,448,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	15.2%

14.	Type of Reporting Person (See Instructions)	IN

Page 2 of 14 Pages

CUSIP NO. G20045103

1.	Names of Reporting Persons	RSL Investments Corporation
	I.R.S. Identification Nos. of above persons (entities only)	13-3649460

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Delaware

	7.	Sole Voting Power	0
Number of
Shares	8.	Shared Voting Power	6,372,839
Beneficially
Owned by Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power	6,372,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,372,839

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	15.0%

14.	Type of Reporting Person (See Instructions)	CO

Page 3 of 14 Pages

CUSIP NO. G20045103

1.	Names of Reporting Persons	RSL Investment LLC
	I.R.S. Identification Nos. of above persons (entities only)	20-5434339

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Delaware

	7.	Sole Voting Power	0
Number of
Shares	8.	Shared Voting Power	6,372,839
Beneficially
Owned by Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power	6,372,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,372,839

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	15.0%

14.	Type of Reporting Person (See Instructions)	OO

Page 4 of 14 Pages

CUSIP NO. G20045103

This Amendment No. 12 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder (“RSL”) with the U.S. Securities and Exchange Commission on November 21, 1995, as amended from time to time, most recently by Amendment No. 11, filed on September 1, 2006 (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.08 per share (“Class A Common Stock”), of Central European Media Enterprises, Ltd. (the “Issuer”).  Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of:

(i)	RSL;

(ii)	RSL Investments Corporation, a Delaware corporation (“RIC”); and

(iii)	RSL Investment LLC, a Delaware limited liability company (“RIL” together with RSL and RIC, the “Reporting Persons”).

The principal business of RIC is to serve as holding company for various investments of RSL.  The address of the principal office of RIC is 767 Fifth Avenue, Suite 4200, New York, New York, 10153.  RSL is the sole shareholder of RIC.  RSL is the sole Director and Chairman of RIC and Jacob Z. Schuster is President, Secretary and Treasurer of RIC.  Mr. Schuster’s business address is 767 Fifth Avenue, Suite 4200, New York, New York, 10153.  His present principal occupation is investment advisor.  Mr. Schuster is a citizen of the United States of America.

The principal business of RIL is to serve as sole general partner of CME Holdco, L.P., a Cayman Limited Partnership (“CME Holdco”).  The address of the principal office of RIL is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York, 10153.  RIC is the sole member of RIL.  RSL is President of RIL and Jacob Z. Schuster is Executive Vice President of RIL.

Page 5 of 14 Pages

CUSIP NO. G20045103

During the last five years, neither any of the Reporting Persons nor Mr. Schuster has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

Not applicable.

Item 4.	Purpose of Transaction

(a)

Subscription Agreement

On March 22, 2008, Central European Media Holdings Ltd. (the “Company”) and TW Media Holdings LLC (“TWMH”) entered into a subscription agreement (the “Subscription Agreement”).

Pursuant to the Subscription Agreement, the Company has agreed to issue to TWMH 14.5 million Class A Shares at a price of $12.00 per share and 4.5 million Class B Shares at a price of $15.00 per share, for an aggregate offering price of $241.5 million.  Class A Shares of the Company carry one vote per share and Class B Shares carry ten votes per share.  The completion of this issuance of these Class A Shares and Class B Shares (collectively, the “TW Shares”) is subject to a vote of the shareholders of the Company and other customary closing conditions.

The Subscription Agreement contemplates additional agreements to be entered into at or prior to the closing of the issuance of the TW Shares (the “Closing Date”): a registration rights agreement between the Company and TWMH (the “Registration Rights Agreement”); an Irrevocable Voting Deed and Corporate Representative Appointment among TWMH, RSL, RSL Savannah LLC (“RSL Savannah”) and the Company (the “Voting Agreement”); and an investor rights agreement among TWMH, RSL, RSL Savannah, RIC, RIL and the Company (the “Investor Rights Agreement”).

Prior to the Closing Date, one person designated by TWMH will be appointed to the Board of Directors of the Company and a second person designated by TWMH shall be granted non-voting observer rights at meetings of the Board of Directors of the Company.

Page 6 of 14 Pages

CUSIP NO. G20045103

The purpose of the Subscription Agreement, and the related Voting Agreement, Investor Rights Agreement, Registration Rights Agreement, Indemnity Agreement (as defined below) and Letter Agreement (as defined below), is to facilitate the issuance of the TW Shares and the investment by TWMH in the Company, while allowing RSL to exercise voting control over the TW Shares for four years, subject to certain conditions.  The transaction has been structured to provide that as of the Closing Date, as is the case today, RSL and the Reporting Persons shall beneficially own securities of the Company representing a majority of the voting power of the Company.

Voting Agreement

Pursuant to the Voting Agreement, TWMH will appoint, with the effect from the Closing Date, RSL Savannah, a company wholly owned by RSL, as the holder of the voting rights to the TW Shares, with the power to appoint proxies or a corporate representative to vote the TW Shares.  TWMH will also grant RSL Savannah the right to vote any other Class A Shares or Class B Shares acquired by TWMH during the term of the Voting Agreement.  Notwithstanding the foregoing, TWMH reserves the right to vote 7.25 million Class A Shares and 2.25 million Class B Shares to be issued pursuant to the Subscription Agreement in any transaction that would result in a change of control of the Company.

Except as provided in the next sentence, the Voting Agreement will expire on the later of the four year anniversary of the Closing Date and the date on which there are no more Class B Shares outstanding. The Voting Agreement will not terminate prior to (a) the latest maturity date (or early repayment date) of (i) the Euro 245 million 8.25% senior notes due 2012, (ii) $475 million 3.5% convertible notes due 2013, (iii) the Euro 150 million senior floating rate notes due 2014, or (iv) the Euro 150 million revolving loan with European Bank for Reconstruction and Development (“ EBRD ”) that matures in 2012 or, if earlier, (b) the date on which the ownership of the TW Shares by TWMH and any permitted transferees (the “TW Investors”) would not result in certain specified defaults under either the senior notes, the convertible notes or the EBRD loan.  The Company’s Class B Shares automatically convert to Class A Shares when the number of Class B Shares is less than 10% of the total outstanding shares of the Company. (Class B Shares are convertible into Class A Shares on a one-for-one basis for no additional consideration.)

On termination of the Voting Agreement, 2.25 million Class B Shares issued to TWMH pursuant to the Subscription Agreement and any Class B Shares acquired by the TW Investors pursuant to the Investor Rights Agreement shall automatically convert to Class A Shares.

Page 7 of 14 Pages

CUSIP NO. G20045103

Investor Rights Agreement

The Investor Rights Agreement will establish certain restrictions on transfer by the TW Investors of the TW Shares and by RSL on the Class A Shares and Class B Shares beneficially owned by RSL, RSL Savannah, RIL, RIC and their permitted transferees (collectively, the “ RSL Investors ”), will require the conversion of certain Class B Shares owned by the TW Investors under specified circumstances, will establish a standstill in respect of ownership of equity securities of the Company by the TW Investors and will regulate the conduct of the TW Investors and the RSL Investors in respect of transactions that may result in a change of control of the Company.

Under the Investor Rights Agreement, each of the RSL Investors and the TW Investors will grant each other rights of first offer in respect of the transfer of Class A Shares or Class B Shares owned by the other as well as tag along rights (other than in respect of certain permitted transfers, transfers in connection with a change of control and certain de minimis transfers to unaffiliated third parties).  The TW Investors shall cause any Class A Shares or Class B Shares transferred by any RSL Investor to a TW Investor to be subject to the Voting Agreement.

Immediately prior to the termination of the Voting Agreement, 2.25 million Class B Shares issued to TWMH pursuant to the Subscription Agreement and any Class B Shares acquired by any TW Investor from an RSL Investor pursuant to the Investor Rights Agreement shall automatically convert to Class A Shares. Following the termination of the Voting Agreement, any Class B Shares transferred to a TW Investor by an RSL Investor will be converted into Class A Shares prior to, and as a condition to, such transfer.

The TW Investors will undertake, prior to the three year anniversary of the Closing Date, not to engage in any discussions regarding a transaction that will result in a change of control of the Company (a “Change of Control Transaction ”) without the consent of the RSL Investors.  Thereafter until the four year anniversary of the Closing Date, the TW Investors will inform the RSL Investors and the Company of any discussions it enters into in respect of a Change of Control Transaction.  The RSL Investors and the Company will undertake on a good faith basis to consult with the TW Investors in respect of discussions or arrangements in connection with a Change of Control Transaction and to provide the TW Investors with thirty days notice of the initiation of a sales process or negotiations in respect of a Change of Control.

In the event the Board of Directors of the Company will have determined to approve or recommend to the shareholders of the Company an offer in respect of a Change of Control Transaction (a “Takeover Proposal ”) and the TW Investors own at least 25% of the TW Shares at such time, the TW Investors shall have the right for a period of ten days from notice of such offer or proposal to make an alternative offer or proposal for a Change of Control Transaction. If the alternative offer or proposal from the TW Investors is more favorable to the Company’s shareholders from a financial point of view than the Takeover Proposal, the Board of Directors will approve such alternate offer, recommend to shareholders such alternate proposal and the RSL Investors shall accept such alternate proposal; provided, that the Board of Directors shall not be obliged to recommend such alternate proposal from the TW Investors if it has received a subsequent Takeover Proposal that is more favorable to the Company’s shareholders from a financial point of view than the alternate proposal. If the TW Investors do not make an offer or proposal that is more favorable to the Company’s shareholders from a financial point of view than the Takeover Proposal, the TW Investors will accept such Takeover Proposal within the time period required for such Takeover Proposal.

Page 8 of 14 Pages

CUSIP NO. G20045103

The TW Investors will agree that prior to the termination of the Voting Agreement, no TW Investor shall on its own or as part of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) acquire aggregate voting power that exceeds 49.9% from time to time without the prior written consent of the Board of Directors of the Company.  This standstill provision will not prevent the TW Investors from acquiring equity securities in the Company in a transaction approved by the Board of Directors of the Company by which the TW Investors acquire a controlling interest in the Company.

For so long as the TW Investors own at least 25% of the TW Shares, (i) the Company will covenant that it shall not, without the consent of the TW Investors, authorize an increase in the number of Class B Shares, issue any Class B Shares, issue any preferred shares with voting rights superior to those of the Class A Shares, or securities convertible into the same and (ii) the RSL Investors will covenant that they shall not, and shall cause certain of their affiliates not to, without the consent of the TW Investors, vote in favor of (a) an increase in the authorized number of Class B Shares, (b) the issuance of any Class B Shares, (c) the issuance of any preferred shares with voting rights superior to those of the Class A Shares, or securities convertible into the same or (d) any modification of the terms of the Class B Shares as such terms exist as of the Closing Date.  For so long as the RSL Investors own at least 25% of certain equity securities owned by them as of the Closing Date, the Company will covenant that it shall not, without the consent of RSL Savannah, authorize an increase in the number of Class B Shares, issue any Class B Shares, issue any preferred shares with voting rights superior to those of the Class A Shares or securities convertible into the same.

Subject to certain exceptions, the Company will grant the TW Investors the right to participate in future issuances of the shares of the Company in order to allow the TW Investors to maintain their pro rata ownership in the Company.

The RSL Investors will agree to use their best efforts to vote their equity securities in favor of election to the Board of Directors two persons designated by the TW Investors for so long as the TW Investors own more than 50% of the TW Shares and one person designated by the TW Investors for so long as the TW Investors own more than 25% of the TW Shares.

Page 9 of 14 Pages

CUSIP NO. G20045103

Registration Rights Agreement

Under the Registration Rights Agreement, the TW Investors will receive the right to demand in any consecutive twelve-month period up to two registrations of equity securities held by them (subject to requesting a minimum amount of equity securities to be registered), the right to request a shelf registration and piggyback registration rights (subject to customary cutbacks).

The Voting Agreement, the Investor Rights Agreement and the Registration Rights Agreement will be entered on or prior to the Closing Date.  In order to effect the issuance of the TW Shares, the Company is required under NASDAQ Stock Market Rules to obtain a vote of the shareholders in favor of the issuance of the TW Shares.

Indemnity Agreement

On March 22, 2009, the Company entered into an indemnity agreement with RSL and RSL Savannah (the “Indemnity Agreement ”).  Under the Indemnity Agreement, the Company agrees to indemnify RSL and certain of his affiliates in respect of losses (as defined in the Indemnity Agreement) related to the issuance of the TW Shares.

Letter Agreement

On March 22, 2009, RSL and TWMH entered into a letter agreement (the “Letter Agreement”) whereby RSL agreed to take certain actions with respect to CME Holdco, such as to cause RIL to cause the dissolution and winding up of CME Holdco and to terminate the partnership as of September 1, 2009, as permitted pursuant to the terms of the Amended and Restated Limited Partnership Agreement dated as of September 1, 2006 (“CME Holdco LPA”).  RSL also agreed not to amend or modify the terms of the CME Holdco LPA, admit any additional partners (other than permitted transferees of the existing partners) or exercise RIL’s right of first offer under the CME Holdco LPA without the prior written consent of TWMH.  In addition, RSL agreed to vote, and to cause his affiliates to vote, the shares beneficially owned by him in favor of the issuance of the TW Shares and the approval of the transaction documentation and against any action or agreement that is intended to, or would reasonably be expected to, prevent, impede, interfere with, delay or postpone the issuance of the TW Shares, except as may be required by law or the rules of any stock exchange.  Finally, prior to the Closing Date or the Termination Date (as such term is defined in the Investor Rights Agreement), RSL agreed that he shall not, and shall cause certain of his affiliates not to, without the prior written consent of TWMH, vote in favor of (a) an increase in the authorized number of Class B Shares, (b) the issuance of any Class B Shares, (c) the issuance of any preferred shares with voting rights superior to those of the Class A Shares, or securities convertible into the same or (d) any modification of the terms of the Class B Shares as such terms exist as of the date of the execution of the Letter Agreement.

Page 10 of 14 Pages

CUSIP NO. G20045103

The foregoing descriptions of the Subscription Agreement, Voting Agreement, Investor Rights Agreement, Registration Rights Agreement, Indemnity Agreement and Letter Agreement  are qualified in their entirety by the full text of the respective agreements, which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively.

The Reporting Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) - (j) of Item 4 of Schedule 13D other than contained herein or that have been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer's press releases.

Item 5.	Interest in Securities of the Issuer

(a)
At March 26, 2009, RSL beneficially owns 6,448,339 shares of Class A Common Stock, and the other Reporting Persons beneficially own 6,372,839 shares of Class A Common Stock, as follows: (i) RSL beneficially owns 75,500 shares of Class B Common Stock underlying currently exercisable stock options held directly by RSL, and (ii) RSL and the other Reporting Persons beneficially own (x) 6,312,839 shares of Class B Common Stock held directly by CME Holdco and (y)  60,000 shares of Class A Common Stock held directly by CME Holdco.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder.  Assuming conversion of all shares of Class B Common Stock beneficially owned by  RSL (including shares underlying exercisable stock options), RSL would beneficially own 6,448,339 shares of Class A Common Stock, which would represent 15.2% of the number of shares of Class A Common Stock outstanding.  Assuming conversion of all shares of Class B Common Stock beneficially owned by the other Reporting Persons, such reporting Persons would beneficially own 6,372,839 shares of Class A Common Stock, which would represent 15.0% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, (i) the 6,388,339 shares of Class B Common Stock and 60,000 shares of Class A Common Stock for which RSL has voting power (including shares underlying exercisable stock options) constitute 64.0% of the aggregate voting power of the Issuer, and (ii) the 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock for which the other Reporting Persons have voting power constitute 63.2% of the aggregate voting power of the Issuer.

Page 11 of 14 Pages

CUSIP NO. G20045103

(b)
The Reporting Persons have the power to vote, or direct the vote of (“Voting Power”), and the power to dispose, or direct the disposition of (“Dispositive Power”), shares of Class A Common Stock as follows:

(i)	RSL has sole Voting Power and sole Dispositive Power with respect to 75,500 shares of Class B Common Stock underlying currently exercisable stock options held directly by RSL.

(ii)
The Reporting Persons have shared Voting Power and shared Dispositive Power with respect to the 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock held directly by CME Holdco.  Such Voting Power and Dispositive Power is shared with Adele (Guernsey) L.P. under the terms of CME Holdco’s Amended and Restated Limited Partnership Agreement dated September 1, 2006.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 22, 2009, RSL and RSL Savannah entered into the Indemnity Letter and RSL entered into the Letter Agreement described in Item 4 above.

Item 7.	Materials to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

Page 12 of 14 Pages

CUSIP NO. G20045103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2009

RONALD S. LAUDER

By	/s/ Jacob Z. Schuster
Name: Jacob Z. Schuster, as Attorney-in- fact

RSL INVESTMENTS CORPORATION

By	/s/ Jacob Z. Schuster
Name: Jacob Z. Schuster
Title: President, Secretary and Treasurer

RSL INVESTMENT LLC

By	/s/ Jacob Z. Schuster
Name: Jacob Z. Schuster
Title: Executive Vice President

Page 13 of 14 Pages

CUSIP NO. G20045103

EXHIBIT INDEX

Exhibit	Description

99.1	Subscription Agreement by and between Central European Media Enterprises Ltd. and TW Media Holdings LLC, dated as of March 22, 2009

99.2	Form of Irrevocable Voting Deed and Corporate Representative Appointment by and among TW Media Holdings LLC, Ronald S. Lauder, RSL Savannah LLC and Central European Media Holdings Ltd.

99.3	Form of Investor Rights Agreement by and among TW Media Holdings LLC, Ronald S. Lauder, RSL Savannah LLC, RSL Investment LLC, RSL Investments Corporation and Central European Media Holdings Ltd.

99.4	Form of Registration Rights Agreement by and between Central European Media Holdings Ltd. and TW Media Holdings LLC

99.5	Indemnity Agreement by and among Central European Media Enterprises Ltd., Ronald S. Lauder and RSL Savannah LLC, dated as of March 22, 2009

99.6	Letter Agreement by and between Ronald S. Lauder and TW Media Holdings LLC, dated as of March 22, 2009

99.7	Joint Filing Agreement, by and among Ronald S. Lauder, RSL Investments Corporation and RSL Investment LLC

Page 14 of 14 Pages